Exhibit 12

STATEMENT REGARDING THE COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

We have calculated the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends in the following table by dividing earnings by fixed charges and earnings by the sum of fixed charges and preferred stock dividends, respectively. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	13 Week Period Ended			Fiscal Year Ended
	June 1, 2013		June 2, 2012	March 2, 2013 (52 Weeks)		March 3, 2012 (53 Weeks)	February 26, 2011 (52 weeks)	February 27, 2010 (52 weeks)	February 28, 2009 (52 weeks)
	(dollars in thousands)
Fixed charges:
Interest expense	$113,064		$130,588	$515,421		$529,255	$547,581	$515,763	$477,627
Interest portion of net rental expense(1)	79,364		79,700	317,080		325,631	321,888	320,506	320,947
Fixed charges before capitalized interest	192,428		210,288	832,501		854,886	869,469	836,269	798,574
Capitalized interest	58		137	399		315	509	859	1,434
Total fixed charges	$192,486		$210,425	$832,900		$855,201	$869,978	$837,128	$800,008
Preferred stock dividend requirement(2)	5,464		5,148	21,056		19,838	18,692	17,614	43,536
Total combined fixed charges and preferred stock dividends	$197,950		$215,573	$853,956		$875,039	$888,670	$854,742	$843,544
Earnings:
(Loss) income before income taxes	92,874		(89,817)	7,505		$(392,257)	$(545,582)	$(479,918)	$(2,582,794)
Fixed charges before capitalized interest	192,428		210,288	832,501		854,886	869,469	836,269	798,574
Total earnings and fixed charges	$285,302		$120,471	$840,006		$462,629	$323,887	$356,351	$(1,784,220)
Ratio of earnings to fixed charges	1.48	x	—	1.01	x	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends(3)	1.44	x	—	—		—	—	—	—
Excess (Deficiency) of earnings to fixed charges	$92,816		$(89,954)	7,106		$(392,572)	$(546,091)	$(480,777)	$(2,584,228)
Excess (Deficiency) of earnings to combined fixed charges and preferred stock dividends	$87,352		$(95,102)	$(13,950)		$(412,410)	$(564,783)	$(498,391)	$(2,627,764)

(1)                   The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)                   The preferred stock dividend requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)                   For the years ended March 2, 2013, March 3, 2012, February 26, 2011, February 27, 2010 and February 28, 2009 earnings were insufficient to cover fixed charges and preferred stock dividends by approximately $14.0 million, $412.4 million, $564.8 million, $498.4 million and $2.6 billion, respectively. For the quarter ended June 2, 2012, earnings were insufficient to cover fixed charges and preferred stock dividends by $95.1 million.